Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
STRONG FOURTH QUARTER CROWNS SOLID PERFORMANCE IN TOUGH YEAR
London, 9 February 2009 — Randgold Resources boosted production and trimmed costs in the fourth quarter of 2008 to end the year with an adjusted net profit of US$57.4 million, up 26% on 2007. After a non-cash provision of US$10.3 million against investments in auction rate securities - first reported in the previous quarter — net profit was up 3% at US$47 million. A dividend of 13 US cents per share — up 8% on 2007 — was approved for the year.
Chief executive Mark Bristow said the company had done well to come within 2% of its production target in a very challenging year, during which it had to contend with spiralling input costs while at the same time developing the new Yalea underground mine, managing the impact of delays at Yalea on the Loulo production profile, rightsizing Morila, initiating another new mine at Tongon and advancing its latest discovery at Massawa.
Attributable gold production for the fourth quarter was up 6% on the previous quarter at 107 321 ounces, bringing the total for the year to 428 426 ounces (2007: 444 573 ounces). Group total cash costs for the quarter were US$459 per ounce, down 11% on the previous quarter, partly as a result of a drop in the price of diesel which is a major component of the company’s cost structure. Total cash costs for the year were in line with our revised guidance at US$467 per ounce (US$421 cash operating cost) against 2007’s US$356 per ounce (US$315 cash operating cost), reflecting the pressure of consumable and other price increases during the year.
At Loulo, increased throughput partially offset the impact of lower head grades caused by a slower than planned ramp up in the Yalea underground development, which limited access to higher grade ore. The mine also posted a decrease in operating costs quarter on quarter. Production for the year was 258 095 ounces compared to the previous year’s 264 647 ounces. Although the underground project experienced a number of challenges through 2008, with the support of the equipment suppliers and service providers they have been addressed and it is expected to reach the planned 120 000 tonnes per month by year end.
The Morila joint venture, which is managed by Randgold Resources, grew production by 25% to 117 066 ounces in the last quarter on the back of an increase in the ore grade and improvements in throughput and recoveries. Operating costs reduced by 14% quarter on quarter and gold production for the year was 425 828 ounces. Preparation for the conversion of the mine to a stockpile treatment operation later this year made steady progress and Morila continued to be an important cash generator for the group with 2008 dividends totalling US$91 million.
At Tongon in the Côte d’Ivoire, work has started on the third new mine to be developed by the company. Construction of accommodation and other infrastructure is underway, long lead-time equipment has been ordered and negotiations with short-listed mining contractors are ongoing. The government has issued an environmental permit, clearing the way for the mining licence to be granted. The mine remains on track for commissioning in the last quarter of 2010.
Further diamond drilling at Massawa in Senegal has confirmed that it is a significant discovery. The mineralised system has been drill proved over 7 kilometres and the mineralisation is open in all directions. “Recent drilling results have delineated an 850 metre high grade northern zone and this along with encouraging metallurgical results gives Massawa the potential to be one of the better new gold projects around,” says Bristow.
Massawa is now the subject of a scoping study on which a decision to proceed to the feasibility stage will be based. Exploration also continues around Loulo and Tongon. On the generative front, a team has been assigned to develop a Central African geological and structural framework from Tanzania in the east to Cameroon in the west.
Bristow also said the company’s strategy of building growth by investing in the future had served it well again during the past year and had positioned it strongly for 2009.
“We’re on track to ramp up production at Loulo to the planned levels. While Morila needs a lot of management at this stage of its life, it’s set to remain a good cash generator for several more years. Tongon is beginning to take shape as our next mine and Massawa leads a portfolio of attractive prospects. The reduction in the oil price and other consumables, if sustained, should have a positive effect on our cost profile. And the fact that we have a strong balance sheet with more than US$250 million cash in hand means that even in these troubled times we are capable of funding our current growth plans,” he said.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 614 4438 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2008
Q4 AND ANNUAL HIGHLIGHTS for the quarter and year ended 31 December 2008
•	Adjusted net profit up 33% for the quarter and 26% for the year

•	Net profit up 3% year on year to US$47 million

•	Strong balance sheet with cash at year end of US$257 million

•	Group total cash costs per ounce reduced by 11% quarter on quarter

•	Attributable group production increased by 6% quarter on quarter

•	Tongon EIA approved — construction progressing

•	Massawa drill results confirm significant discovery — scoping study underway

•	Dividend payment increased by 8%
Randgold Resources Limited had 76.5 million shares in issue as at 31 December 2008
SUMMARISED FINANCIAL INFORMATION

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
US$000	2008	2008	2007	2008	2007

Gold sales#	78 057	78 283	89 855	338 572	289 841

Total cash costs*	49 251	52 293	47 093	199 970	158 318

Profit from mining activity*	28 806	25 990	42 762	138 602	131 523

Exploration and corporate expenditure	10 350	8 308	12 933	45 163	35 920

Profit before income tax and financing activities	14 658	14 706	20 945	75 937	63 539

Net profit/(loss)	9 315	(684)	14 492	47 020	45 628

Net profit/(loss) attributable to equity shareholders	9 124	(1 430)	13 385	41 569	42 041

Net cash generated from operations	20 387	8 781	31 741	57 501	62 233

Cash and cash equivalents	257 631	264 365	294 183	257 631	294 183

Attributable production+ (ounces)	107 321	101 856	119 736	428 426	444 573

Group total cash costs per ounce*+ (US$)	459	513	393	467	356

Group cash operating costs per ounce*+ (US$)	416	468	347	421	315

#	Gold sales do not include the non-cash profit/(loss) on the roll forward of hedges

*	Refer to explanation of non-GAAP measures provided.

+	Randgold Resources consolidates 100% of Loulo and 40% of Morila.
COMMENTS
An increase in attributable production for the quarter of 5.4%, offset by a decrease in the average gold price received, which dropped by 5.6% to US$728/oz for the quarter (Q3 2008: US$771/oz), resulted in gold sales for the quarter of US$78.1 million being in line with the previous quarter. The decrease from the corresponding quarter in 2007 (13%) is due to a decrease in the attributable production at both Morila and Loulo, mainly due to a drop in the grade mined.
Total cash costs per ounce decreased by 11% in the current quarter compared to the previous quarter, as a result of lower total cash costs and increased production. Total cash costs of US$49 million were 6% below the previous quarter and up 5% from the December 2007 quarter. The decrease in costs was partially attributable to a drop in mining consumable costs, especially diesel where the cost per litre dropped by 18% compared to the previous quarter.
Higher input costs and the 10% decrease in ounces produced resulted in higher cash costs per ounce during the current quarter compared to the corresponding quarter of 2007.
Profit from mining for the current quarter increased by 11% from the previous quarter and dropped by 33% from the corresponding quarter in 2007, mainly due to the reasons stated above.
Exploration and corporate expenditure increased by US$2 million quarter on quarter, due to increased diamond drilling at the Massawa exploration project in Senegal, where a scoping study is under way.
Net profit for the quarter was US$9.3 million and compared to a loss of US$0.7 million in the previous quarter, after adjusting for an additional provision of US$1.5 million against investments in auction rate securities (ARS), due to the deterioration of the underlying credit ratings of the collateral of certain of these securities. This compares to a similar provision of US$8.8 million in the previous quarter. Adjusted net profit (adjusted for the impairment to ARS) increased by 33% to US$10.8 million compared to the previous quarter of US$8.2 million.
Gold sales for the year of US$338.6 million increased by 17% compared to the previous year. This is due to an improved average price received which increased from US$652/oz in 2007 to US$792/oz in 2008.
Total cash costs for the year ended 31 December 2008 of US$200 million increased from US$158.3 million for the year ended 31 December 2007, mainly due to cost pressures associated with the high consumable input prices, especially oil prices, together with a stronger euro/dollar exchange rate as well as the increase in tonnes mined at Loulo. As evidenced in the fourth quarter, the recent decrease in the oil price and other consumables has started to feed through to costs and is expected to continue going forward.
Profit for the year before income tax and financing activities of US$75.9 million increased by 19% from the previous year. Profit before income tax is reflected after accounting for exploration and corporate expenditure of US$45.2 million and depreciation of US$21.3 million, reflecting a strong financial performance after investment in the future development of the company. A non cash provision of US$10.3 million was made against investments in ARS during 2008, as explained above.
Net profit for the year of US$47 million increased by 3% from US$45.6 million for the year ending 31 December 2007. Without the non cash impairment provision against the ARS investments, net profit would have been US$57.4 million, and on a similar basis, adjusted earnings per share would have been US$0.68. This compares to earnings per share of US$0.60 in 2007.
Following the increase in net profits for the year, the board has determined to increase the annual dividend to 13 US cents per share from 12 US cents per share the previous year (8%). The dividend is expected to be paid in March.
OPERATIONS
LOULO
Loulo produced 60 495 ounces of gold during the quarter at a total cash cost of US$523/oz compared to 64 250 ounces in the previous quarter at US$556/oz. Total cash costs were reduced by 12% quarter on quarter, following a drop in mining consumable costs, especially diesel, and a small reduction in tonnes mined. Ore stockpiles were also increased, in line with the plan to build sufficient crushed material ahead of commissioning the crusher expansion, scheduled for Q2 2009. The decrease in production was mainly attributable to lower ore grades than planned due to the replacement of high grade underground ore with lower grade open pit material, due to reduced equipment availability. A plan aimed at addressing certain equipment availability issues impacting on underground production has been agreed with the equipment suppliers and service providers (see Loulo Underground Development Project).
Increased throughput in 2008 partially offset the impact of lower head grades caused by a reduction in the open pit grade and the delay in underground development which limited access to higher grade ore. This resulted in 258 095 ounces of gold being produced for the year - within 3% of the 265 000 ounce forecast — which, given the challenges relating to the underground that had to be overcome, was a significant achievement. Industry wide consumable cost pressures in 2008, especially diesel, together with a stronger euro/dollar exchange rate and the impact of higher tonnes mined, increased total cash costs to US$511/oz (2007: US$372/oz).
LOULO RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2008	2008	2007	2008	2007

Mining
Tonnes mined (000)	5 434	5 696	7 476	26 231	20 978
Ore tonnes mined (000)	978	558	710	3 403	2 431

Milling
Tonnes processed (000)	676	658	686	2 721	2 654
Head grade milled (g/t)	3.1	3.2	3.5	3.2	3.3
Recovery (%)	90.5	93.7	89.4	91.2	93.2
Ounces produced	60 495	64 250	68 059	258 095	264 647
Average price received+ (US$/oz)	669	713	695	738	612
Cash operating costs* (US$/oz)	484	515	399	469	337
Total cash costs* (US$/oz)	523	556	436	511	372

Profit from mining activity* (US$000)	8 853	9 823	17 472	58 521	63 598

Gold sales*+ (US$000)	40 464	45 558	47 175	190 336	162 154

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold Resources has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.
Randgold Resources consolidates 100% of Loulo and shows the minority interest separately.

*	Refer to explanation of non-GAAP measures provided.

+	Includes the impact of, 22 749 ounces delivered at US$429/oz in the quarter ended 31 December 2008 and 19 254 ounces delivered at US$439/oz in the quarter ended 31 December 2007. Also includes the impact of 80 496 ounces for the year ended 31 December 2008 (31 December 2007: 90 836 ounces) delivered into the hedge at US$429/oz (year ended 31 December 2007: US$436/oz).
MORILA
During the quarter Morila produced 117 066 ounces, a 25% increase over the previous quarter (Q3: 94 016 ounces). Total cash costs per ounce dropped by 14% to US$377 compared to US$440 in the previous quarter. This was mainly attributable to an increase in the ore grade mined to 3.6g/t (Q3: 3.0g/t) as well as increased throughput and recoveries.
Gold production for the year of 425 828 ounces came within 2% of the forecast of 430 000 ounces, a satisfactory result given the diminishing flexibility in the pit as the mine nears the end of in-pit mining. Despite the industry wide increase in mining consumable costs, especially diesel, the stronger euro/dollar exchange rate and the drop in ounces produced (5%) due to the lower grade of ore mined, costs per ounce were well contained at US$400/oz (2007: US$332/oz).
During the quarter, the mine continued with its rightsizing strategy to optimise the Morila operations in line with the anticipated pit closure in the second quarter of 2009. This should ensure that as the mine transitions to a stockpile treatment process it remains a strong cash generator for the rest of its life. To reduce the impact of the rightsizing on the community and employees the company has launched an agri-business study to explore sustainable development after the cessation of mining operations, currently scheduled for 2013.
The mine has also started a scoping study into the mining of near pit high grade mineralisation at the northern end of the pit by underground methods. This high grade ore could not be mined economically by surface mining methods due to the high strip ratio, but may be economic as a small scale underground operation.
MORILA RESULTS

	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
	2008	2008	2007	2008	2007

Mining
Tonnes mined (000)	4 160	4 991	6 700	19 880	23 859
Ore tonnes mined (000)	1 047	1 180	1 681	4 968	5 016

Milling
Tonnes processed (000)	1 101	1 097	1 026	4 294	4 163
Head grade milled (g/t)	3.6	3.0	4.3	3.4	3.7
Recovery (%)	90.5	90.1	91.7	91.2	91.6
Ounces produced	117 066	94 016	129 193	425 828	449 815
Average price received (US$/oz)	803	870	797	870	710
Cash operating costs* (US$/oz)	327	388	279	347	282
Total cash costs* (US$/oz)	377	440	337	400	332

Profit from mining activity* (US$000)	49 883	40 418	63 224	200 202	169 810

Attributable (40% proportionately consolidated)

Gold sales (US$000)	37 593	32 725	42 680	148 236	127 687
Ounces produced	46 826	37 606	51 677	170 331	179 926
Profit from mining activity* (US$000)	19 953	16 167	25 290	80 081	67 925

*	Refer to explanation of non-GAAP measures provided.
PROJECTS AND EVALUATION
LOULO UNDERGROUND DEVELOPMENT PROJECT
Yalea
During 2008 a total of 3 861 metres development was completed and 107 805 tonnes of ore at a grade of 4.42g/t was mined from Yalea underground mine. The table below shows a summary of the underground section’s achievements during 2008:

	Develop-
	ment	Ore	Grade	Mined	Total
YALEA 2008	metres	tonnes	g/t	ounces	tonnes

Q1	735	—	—	—	45 974
Q2	1 048	5 605	2.31	416	71 157
Q3	852	43 774	4.28	6 020	85 352
Q4	1 226	58 426	4.72	8 876	108 421

Total	3 861	107 805	4.42	15 312	310 904

At quarter end, the Yalea declines had been advanced to a distance of 1 150 metres from surface and a vertical depth of 180 metres. Overall development has been slower than expected, with the section suffering from low availabilities of the underground fleet during the third and fourth quarters, as previously explained. Total development for the underground mine was 4 479 metres. Following extensive discussion with our sub contractors and suppliers, together we have agreed a number of remedial action steps to address the issues identified including increasing the number of loaders, increasing the quantity of spare parts maintained on site, adding additional mechanics and ordering larger loaders.
Stoping at Yalea started during the second quarter of 2008, with the first ore from silling being produced in June. Longhole stoping trials started in Q3. The section has been experiencing problems with the blasting of up-holes which hampered ore production from stopes. A number of remedial steps have been introduced by the explosive supplier to improve blasting.
The first and second belts in the underground conveyor system were installed and commissioned during Q3. Temporary tipping arrangements on surface have been made, awaiting the introduction of the overland conveyor system. Construction on the overland conveyor started during the last quarter and the system is expected to be commissioned in Q2 2009.
A waste backfill trial was completed successfully during the fourth quarter of 2008 with the northern area between 012L and 028L being filled with waste rock from development. Drilling of backfill slurry holes from surface is scheduled to start in Q1 2009 and the first sill casting early in Q2 2009.
During 2008, construction work on the concrete tunnels was completed and the boxcut filling is scheduled to be completed early in 2009. A number of other construction areas are being addressed including the permanent water handling system.
Gara
During 2008 work continued on the positioning of the Gara portal, with sterilisation and geotechnical drilling being completed in Q3. A position inside the south western wall of the Gara pit has been identified as the most suitable for portal placement. During the year a decision was taken to delay the construction of Gara underground by one year from the original start up date of January 2009 and to increase the production output from Yalea. A revised mine schedule has been completed for Gara and the development is expected to start in Q1 2010.
TONGON PROJECT
Prior to the start of mining, scheduled for early 2010, we have initiated a 433 hole, 39 099 metre advanced grade control programme over the planned pits of the Southern and Northern Zones. Approximately half the holes have been completed and results to date confirm the existing grade model. Intersections received from the southern end of the southern pit include TRC426: 19 metres at 5.86g/t, TRC427: 20 metres at 5.66g/t and TRC429: 22 metres at 4.62g/t, which indicate higher grades than the block model.
Negotiations with the short-listed mining contractors have advanced and we are progressing discussions with the most competitive tenders on the mining contract.
SENET has been appointed as lead EPCM contractor, focused on the engineering design and construction management for the process plant. Civil works and procurements, with the initial focus on roads, accommodation and messing facilities will be managed in-house by the Randgold team.
The civil-earthworks contract for the project (outside of the mining earthmoving contract) has been awarded and mobilisation of equipment started with the primary focus being the site airstrip, which is now serviceable. Other activities are bush-clearing and plant site terracing to allow the main process plant construction to start on schedule. Water boreholes have been drilled for the supply of water for construction purposes. Additional water boreholes have also been drilled for the communities at the five villages surrounding the mine site.
Early construction of the main village is underway to allow its use for construction accommodation. Ten blocks of single quarter units have been completed together with kitchen, dining hall and laundry facilities. Initial power for construction purposes will be provided by a 265kW generator. The overhead line to the camp/village, crusher and batching plant has been completed together with a mini-substation and associated infrastructure. The geotechnical studies for the process plant area, water storage dam and tailings storage facility (TSF) dam walls have been completed. Design and operations strategy with respect to the process plant, water storage dam and TSF incorporating a return water dam has been finalised.
Orders for long lead-time equipment (both ball mills and mill motors) and key items (reinforcing bar and CIL tank steel) have been placed. A 45 tonne rough terrain mobile crane has been procured and has been commissioned on site.
ANDE, the state environmental agency, has approved the Environmental Impact Assessment Study (EIA) and the environmental permit for the mine has been issued by the State.

Progress is being made regarding the “Mining Convention”. The outstanding issues have been resolved with the Ministry of Mines and an updated draft will be issued once a response has been received from the Ministry of Finance.
Subsequent to the approval of the EIA and the signed arrête, the issuing of the Mining Licence has progressed with the new mining area having been agreed and drafting of the decree for final signature and approval is in progress.
EXPLORATION ACTIVITIES
The quarter brought to an end a very busy and productive year in exploration which continued to place the company in a very good position to advance its strategy of development through organic growth. The key highlights for the year were the significant new discovery of Massawa in Senegal and the confirmation of a 3 million ounce gold reserve at Tongon in Côte d’Ivoire.
During the quarter a more focused exploration strategy was implemented due to the world economic slowdown, with more attention being placed on the following:
•	completing a scoping study at Massawa for a decision to progress to feasibility;

•	adding to the resource base at Tongon through the evaluation of satellite targets in the Nielle permit; and

•	targeting a new discovery in the Loulo district.
We have currently scaled back on greenfield exploration in Ghana, Burkina Faso and Tanzania.
At Massawa in Senegal, a new 5 000 metre infill (100 metre by 50 metre) diamond drilling programme started and by quarter end 16 holes for 3 417 metres had been completed. The results of the drilling continue to improve and extend the geological model; the host rocks which underlie the target comprise a sequence of intermediate volcaniclastics (lapilli tuff with angular lithic fragments of different sizes and compositions; tuff, ash-tuff, and fine-grained carbonaceous ash-tuff) and sedimentary rocks composed of lithic grit, greywacke, lithic quartzwacke and carbonaceous shale. The average bedding strikes 020 and dips 60 to 76 degrees to the west. Graded-bedding is common and suggests the sequence is overturned.
To date the mineralised system at Massawa extends over a distance of 7 kilometres, of which 4 kilometres have now been drilled to a 100 metre by 50 metre spacing. Mineralisation is open in all directions, especially along strike to the north, termed Lion Extension, where the last drill hole MWDH058 returned 12.25 metres at 3.50g/t, drilled below RAB hole MWRAB343: 42 metres at 7.60g/t. Further results from RAB drilling and rock chip sampling extend the potential in this area by an additional 1 kilometre to the north. Drilling continues and we expect initial resource estimates to be completed during Q1 09. Preliminary metallurgical testwork suggests good recoveries of approximately 90% for sulphide material.
Massawa: Diamond drill results received in Q4-08 for the Central Zone

			Down-
			hole
			inter-	Inter-
	From	To	val	section
Hole Id	(m)	(m)	(m)	(Au g/t)	Including

MWDDH044	110.00	129.00	19.00	1.09	5.60m @ 2.70g/t
	145.00	157.00	12.00	0.45
	160.00	172.30	12.30	0.81
	191.40	198.50	7.10	1.81
	203.00	228.50	25.50	0.79	2.15m @ 4.48g/t

MWDDH045	59.30	66.00	6.70	1.00
	89.40	97.80	8.40	1.12	2.00m @ 3.70g/t
	134.60	159.40	24.80	1.62	5.00m @ 5.30g/t
	173.10	190.00	16.90	0.68
	210.00	214.45	4.45	5.21

MWDDH046	29.70	33.70	4.00	5.65	2.00m @ 10.50g/t
	96.30	105.50	9.20	1.07
	109.40	155.70	46.30	1.79	12.00m @ 3.95g/t
	173.20	196.10	22.90	1.56	5.00m @ 3.23g/t

MWDDH047	113.00	122.30	9.30	3.51	3.00m @ 8.27g/t
	125.90	133.00	7.10	0.76
	148.40	155.20	6.80	2.18	0.90m @ 12.40g/t

			Down-
			hole
			inter-	Inter-
	From	To	val	section
Hole Id	(m)	(m)	(m)	(Au g/t)	Including

	188.00	191.60	3.60	15.55	1.20m @ 44.60g/t

MWDDH048	124.10	139.40	15.30	2.73	5.00m @ 4.36g/t
	144.45	155.10	10.65	2.20	3.60m @ 5.47g/t
	169.00	172.40	3.40	2.79

MWDDH049	16.30	22.70	6.40	0.90
	50.40	55.87	5.47	1.02

MWDDH050	3.58	9.58	6.00	0.91
	13.30	20.50	7.20	1.03
	37.50	45.60	8.10	0.91
	102.50	108.30	5.80	1.41
	126.60	133.50	6.90	1.21

MWDDH059	77.50	90.50	13.00	1.71
	102.30	109.00	6.70	0.93
	120.80	129.70	8.90	2.00

Massawa: Diamond drill results received in Q4 08 for the Northern Zone

			Down-
			hole
			inter-	Inter-
	From	To	val	section
Hole Id	(m)	(m)	(m)	(Au g/t)	Including

MWDDH051	3.00	13.60	10.60	1.04	1.20m @ 5.00g/t
	164.50	171.20	6.70	1.86	2.00m @ 5.25g/t

MWDDH052	151.00	154.75	3.75	14.00	1.90m @ 26.20g/t
	179.00	189.80	10.80	2.47	3.00m @ 7.53g/t

MWDDH053	116.85	121.30	4.45	0.61
	130.23	131.30	1.07	2.74

MWDDH054	104.50	128.20	23.70	0.84	0.90m @ 8.68g/t
	150.00	156.00	6.00	0.68
	171.20	173.60	2.40	1.24

MWDDH055	103.00	107.95	4.95	0.70
	134.70	144.60	9.90	1.05

MWDDH056	126.45	142.00	15.55	1.70	1.20m @ 15.50g/t
	174.90	197.00	22.10	7.10	3.00m @ 16.67g/t
	212.30	225.10	12.80	4.25	2.00m @ 18.20g/t

MWDDH057	197.65	206.75	9.10	7.97
	211.85	215.00	3.15	2.96
	221.20	222.80	1.60	3.38

MWDDH058	201.65	213.90	12.25	3.55	0.80m @ 15.90g/t

MWDDH059	15.00	17.00	2.00	3.60
	60.70	71.80	11.10	2.44	4.00m @ 5.55g/t
	74.40	86.50	12.10	1.82
	120.80	129.70	8.90	2.00

MWDDH060	23.10	27.10	4.00	6.44	2.00m @ 12.24g/t
	71.50	81.00	9.50	9.62	4.00m @ 14.04g/t

MWDDH061	134.10	140.40	6.30	3.23
	158.00	190.00	32.00	5.00	2.90m @ 15.68g/t
					9.50m @ 12.07g/t

MWDDH062	47.00	69.00	22.00	11.00	12.50m @ 16.36g/t
	79.50	84.90	5.40	2.39

MWDDH063	49.20	51.60	2.40	8.90
	61.70	64.10	2.40	12.90

MWDDH064	97.50	100.75	3.25	3.96
	122.00	139.90	17.90	1.66	4.00m @ 5.70g/t
	155.40	160.20	4.80	1.63

MWDDH065	25.40	55.10	29.70	11.00	3.60m @ 21.90g/t
					3.00m @ 21.27g/t

On the Bambadji permit, also in Senegal but adjacent to Loulo, RAB drilling has confirmed gold mineralisation (KLRAB035: 11 metres at 1.39g/t and KLRAB045: 9 metres at 2.46g/t) associated with a folded quartz tourmaline (QT) unit at Kolya. Research indicates gold bearing fluids at Kolya are similar to Gara, with a strong magmatic component.

In the south of the Loulo permit, encouraging results were returned from two reconnaissance diamond drill holes at Gounkoto: FRDH01 was drilled under trench FRT05 and intersected 46.60 metres at 13.63g/t from 65.70 metres (including 7.40 metres at 13.78g/t from 65.70 metres and 14 metres at 33.40g/t from 95 metres). FRDH02: drilled beneath trench FRT03 returned 5.8 metres at 2.55g/t. Both drill holes intersected strong brittle-ductile deformed rocks with intense alteration and sulphide (pyrite) mineralisation. RAB drilling has now been completed and confirms a 1.3 kilometre NNW trending mineralised corridor, which is open in all directions. Trenching and geological modelling is in progress, which will lead to future drill motivations.
At Loulo 3 Centre, an in-pit oxide reserve of 7 037 ounces at 3.12g/t was defined and has since been mined. A programme of trench and core logging along the Loulo 3 North target was also completed, resulting in a new geological model. RC advanced grade control drilling has started, in order to complete reserve calculations and mine planning, and is expected to be completed during the first quarter. Results received to date have extended the potential of Loulo 3 North to at least 800 metres and the mineralisation has been connected to Loulo 3 Centre and remains open in all directions. A fence line of deeper holes, testing to a vertical depth of 75 metres, has returned very encouraging results over a 360 metre strike length, from south to north, L3RC003: 11 metres at 23.47g/t, LRC028: 13 metres at 3.51g/t, L3RC052: 9 metres at 18.30g/t, L3RC064: 12 metres at 4.51g/t, L3RC072: 15 metres at 8.42g/t and L3RC086 14 metres at 4.85g/t. These results will be further tested by a programme of diamond drill holes in the coming quarter.
At Yalea, underground mapping has identified a late structure which is intimately related with high-grade mineralisation at P125-Yalea. The structure, known as F1, is a late brittle structure which consistently contains a decimetric massive sulphide zone and high gold grades and locates within the main orebody at P125. The extension of this structure to the north of P125 is viewed as a high priority follow-up target.
At Morila, integration of all data sets shows the deposit to have characteristics which include post-collisional mineralisation, arc-related magmatic signatures, the presence of a low-pressure contact metamorphic aureole, structural and lithological controls on mineralisation. This all supports a reduced intrusion-related gold system (RIRGS).
Conceptual models have generated targets at Sirakoro, SW Extension, Eastern Margin and Morila Deeps which have been prioritised for drill testing during the next two quarters.
In Burkina Faso, where physical exploration has been curtailed the emphasis has been on completing an updated geological estimate for the Kiaka deposit, which yielded: 81.58Mt at 1.01 g/t for 2.65Moz on uncut data. Gravity and heap leach testwork suggest an overall recovery of 66.8%. All this data is now being integrated into an updated scoping study, in order to make a decision on how to proceed with the project.
In Côte d’Ivoire, exploration is focused on adding value by discovering ounces close to the existing ore bodies, as well as working to develop targets further afield, which have the potential to become new discoveries. A twofold strategy has been implemented:
•	Near mine targets, less than 10 kilometres from the plant site and within trucking distance. The priority is to evaluate targets which, although potentially small, have grades above ROM. Targets beyond 10 kilometres with the potential to be new discoveries and stand alone operations; and

•	Ground consolidation in the Nielle-Boundiali-Mankono area in the north of the country.
Given the potential increase in opportunities arising from the current economic climate we have shifted part of our exploration effort to reviewing the gold belts located within the Archaean rocks of the Congo Craton in Central and East Africa.
CONSOLIDATED INCOME STATEMENT

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
US$000	2008	2008	2007	2008	2007

REVENUES
Gold sales on spot	86 329	88 528	96 708	374 110	313 421
Loss on matured hedges	(8 272)	(10 245)	(6 853)	(35 538)	(23 580)
Non-cash loss on roll forward of hedges	—	—	(2 277)	—	(7 036)

Total revenues	78 057	78 283	87 578	338 572	282 805

	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
US$000	2008	2008	2007	2008	2007

Other income	810	2 722	764	4 194	967

Total income	78 867	81 005	88 342	342 766	283 772

COSTS AND EXPENSES

Mine production costs	45 478	47 946	40 921	186 377	136 312
Movement in production inventory and ore stockpiles	(5 096)	(4 015)	(4 427)	(21 865)	(11 534)

Depreciation and amortisation	4 245	5 698	3 421	21 333	20 987

Other mining and processing costs	3 847	3 338	4 309	13 675	13 638

Mining and processing costs	48 474	52 967	44 224	199 520	159 403

Transport and refinery costs	396	423	736	2 053	1 595

Royalties	4 626	4 601	5 554	19 730	18 307

Exploration and corporate expenditure	10 350	8 308	12 933	45 163	35 920

Other expenses	363	—	3 950	363	5 008

Total costs	64 209	66 299	67 397	266 829	220 233

Finance income	2 548	2 263	2 748	9 335	9 167

Finance costs	(352)	(4 138)	(1 370)	(3 338)	(5 805)

Provision for financial assets	(1 510)	(8 840)	—	(10 350)	—

Finance income/(loss) — net	686	(10 715)	1 378	(4 353)	3 362

Profit before income tax	15 344	3 991	22 323	71 584	66 901

Income tax expense	(6 029)	(4 675)	(7 831)	(24 564)	(21 273)

Net profit/(loss)	9 315	(684)	14 492	47 020	45 628

Attributable to:

Equity shareholders	9 124	(1 430)	13 385	41 569	42 041

Minority shareholders	191	746	1 107	5 451	3 587

	9 315	(684)	14 492	47 020	45 628

Basic earnings per share (US$)	0.12	(0.02)	0.19	0.54	0.60
Diluted earnings per share (US$)	0.12	(0.02)	0.19	0.54	0.60
Average shares in issue (000)	76 470	76 341	71 591	76 300	69 589

These results are presented as the fourth quarter report and a preliminary announcement of the annual results for the year ending 31 December 2008. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2007 and which will form the basis of the 2008 annual report.
This announcement has been prepared in accordance with the guidance set out in the Listing Rules of the London Stock Exchange for preliminary announcements and is also in compliance with IAS 34 — Interim Financial Reporting.
CONSOLIDATED BALANCE SHEET

	Unaudited	Audited
	at	at
	31 Dec	31 Dec
US$000	2008	2007

Assets
Non-current assets
Property, plant and equipment	336 138	269 896

Cost	434 997	347 422
Accumulated depreciation and amortisation	(98 859)	(77 526)

Deferred taxation	1 559	2 163
Long term ore stockpiles	48 831	43 190
Receivables	9 403	22 823
Available-for-sale financial assets	38 600	—

Total non-current assets	434 531	338 072

Current assets
Inventories and stockpiles	81 781	57 410
Receivables	47 499	42 104
Available-for-sale financial assets	—	48 950
Cash and cash equivalents	257 631	294 183

Total current assets	386 911	442 647

	Unaudited	Audited
	at	at
	31 Dec	31 Dec
US$000	2008	2007

Total assets	821 442	780 719

Shareholders’ equity	674 396	598 799
Minority interest	13 745	8 294

Total equity	688 141	607 093

Non-current liabilities
Long term borrowings	1 284	2 773
Loans from minority shareholders in subsidiaries	3 032	3 096
Deferred taxation	3 016	1 451
Financial liabilities — forward gold sales	15 749	51 953
Provision for rehabilitation	14 054	11 074

Total non-current liabilities	37 135	70 347

Current liabilities
Financial liabilities — forward gold sales	37 388	33 672
Current portion of long term borrowings	1 478	3 647
Accounts payable and accrued liabilities	48 110	63 330
Taxation payable	9 190	2 630

Total current liabilities	96 166	103 279

Total equity and liabilities	821 442	780 719

The increase of US$87.6 million in property, plant and equipment (at cost) since December 2007 is due primarily to expenditure incurred on the underground development work at Loulo amounting to US$33.6 million, power plant expansion of US$4.2 million, upgrades to the crushing plant and expenditure on the overland conveyer, stockpile and tailings facilities of US$21.6 million. Expenditure related to the Tongon project amounted to US$23 million this year and consists primarily of down payments on the mills and mill motors, as well as site establishment costs and infrastructure improvements. The rehabilitation asset at Loulo also increased by US$3 million, due to an increase in cash flows related to the closure plan at Loulo. Our share of the capital expenditure at Morila for the year ending 31 December 2008 amounted to US$1.5 million.
The increase in inventories and stockpiles (both long term and short term) is a result of increases in stockpiles mainly at Morila in line with the life of mine plan. In addition to this, the increase is also the result of increases in mining strategic stocks, reagents and grinding media at Loulo, due to increased demand for supplies and insurance spares resulting from the development of the underground mine. As previously noted, Morila will cease in pit mining in the second quarter of 2009, whereafter the stockpiles will be processed, which should result in a reduction in this balance as the asset is expensed through the income statement.
Available-for-sale financial assets consist of auction rate securities (“ARS”) with a par value of US$49 million. During the second half of the year a provision of US$10.35 million was made against these ARS, following the deterioration of the underlying credit ratings of the collateral of certain of the ARS, as previously explained.
The decrease in financial liabilities of forward gold sales is due to a decrease in the negative marked-to-market valuation of contracts held at 31 December 2008 and the delivery of 80 496 ounces during the year. The gold price was US$865/oz at 31 December 2008.
The increase in taxation payable is related to an increase in corporate taxes payable at Morila due to higher profits before tax for the year ending 31 December 2008 compared to 31 December 2007.
The decrease in long-term receivables year on year is mainly due to a significant decrease in the TVA (VAT) balances at Morila, where the company has offset amounts owing against its corporate tax payments, royalties, and other taxes, as per our mining convention.
The increase in short term receivables year on year is partly due to an increase in TVA balances at Loulo since the end of the exoneration period on 8 November 2008, as well as advances made to contractors and an increase in insurance pre payments at Loulo.

CONSOLIDATED CASHFLOW STATEMENT

	Unaudited	Audited
	12 months	12 months
	ended	ended
	31 Dec	31 Dec
US$000	2008	2007

Profit before income tax	71 584	66 901
Adjustment for non-cash items	38 960	31 747
Effects of changes in operating working capital items	(48 001)	(24 178)
Receivables	8 629	(23 289)
Inventories and ore stockpiles	(30 012)	(24 786)
Accounts payable and accrued liabilities	(26 618)	23 897
Income tax paid	(5 042)	(12 237)

Net cash generated from operating activities	57 501	62 233

Acquisition of property, plant and equipment	(85 038)	(47 905)
Acquisition of available-for-sale financial assets	—	(48 950)

Net cash used by investing activities	(85 038)	(96 855)

Proceeds from issue of ordinary shares	3 860	236 063
Decrease in long term loans	(3 721)	(43 740)
Dividends paid to company’s shareholders	(9 154)	(6 874)

Net cash (used by)/generated from financing activities	(9 015)	185 449

Net (decrease)/increase in cash and cash equivalents	(36 552)	150 827
Cash and cash equivalents at beginning of year	294 183	143 356

Cash and cash equivalents at end of year	257 631	294 183

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Total
attribu-
	Number				Accum-	table
	of	Share	Share	Other	ulated	to equity	Minority	Total
	ordinary	capital	premium	reserves	profits	share	interest	equity
	shares	US$000	US$000	US$000	US$000	holders	US$000	US$000

Balance - 31 December 2006	68 763 561	3 440	213 653	(59 430)	178 400	336 063	4 707	340 770

Movement on cash flow hedges -

Transfer to income statement	—	—	—	30 371	—	30 371	—	30 371

Fair value movement on financial instruments	—	—	—	(41 712)	—	(41 712)	—	(41 712)

Net income recognised directly in equity	—	—	—	(11 341)	—	(11 341)	—	(11 341)

Net profit	—	—	—	—	42 041	42 041	3 587	45 628

Total recognised income/(loss)	—	—	—	(11 341)	42 041	30 700	3 587	34 287

Share-based payments	—	—	—	2 847	—	2 847	—	2 847

Share options exercised	545 667	28	4 353	—	—	4 381	—	4 381

Exercise of options previously expensed under IFRS 2	—	—	1 297	(1 297)	—	—	—	—

Shares vested#	10 102	—	170	(170)	—	—	—	—

Dividend relating to 2006	—	—	—	—	(6 874)	(6 874)	—	(6 874)

Capital raising	6 821 000	341	240 099	—	—	240 440	—	240 440

Costs associated with capital raising	—	—	(8 758)	—	—	(8 758)	—	(8 758)

Total
attribu-
	Number				Accum-	table
	of	Share	Share	Other	ulated	to equity	Minority	Total
	ordinary	capital	premium	reserves	profits	share	interest	equity
	shares	US$000	US$000	US$000	US$000	holders	US$000	US$000

Balance - 31 December 2007	76 140 330	3 809	450 814	(69 391)	213 567	598 799	8 294	607 093

Movement on cash flow hedges -

Transfer to income statement	—	—	—	35 901	—	35 901	—	35 901

Fair value movement on financial instruments	—	—	—	(3 050)	—	(3 050)	—	(3 050)

Net income recognised directly in equity	—	—	—	32 851	—	32 851	—	32 851

Net profit	—	—	—	—	41 569	41 569	5 451	47 020

Total recognised income	—	—	—	32 851	41 569	74 420	5 451	79 871

Share-based payments	—	—	—	6 471	—	6 471	—	6 471

Share options exercised	353 400	18	3 842	—	—	3 860	—	3 860

Exercise of options previously expensed under IFRS 2	—	—	1 158	(1 158)	—	—	—	—

Shares vested#	6 594	—	160	(160)	—	—	—	—

Dividend relating to 2007	—	—	—	—	(9 154)	(9 154)	—	(9 154)

Balance - 31 December 2008	76 500 324	3 827	455 974	(31 387)	245 982	674 396	13 745	688 141

#	Restricted shares were issued to directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.
NON-GAAP MEASURES
Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management have included them as these are considered to be important comparables and key measures used within the business for assessing performance. These measures are explained further below:
Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold Resources believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.
Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP	Quarter	Quarter	Quarter	12 months	12 months
	ended	ended	ended	ended	ended
	31 Dec	30 Sep	31 Dec	31 Dec	31 Dec
US$000	2008	2008	2007	2008	2007

Gold sales on spot	87 825	88 528	96 708	375 606	313 421
Loss on matured hedges	(9 768)	(10 245)	(6 853)	(37 034)	(23 580)

Gold sales	78 057	78 283	89 855	338 572	289 841

Mine production costs	45 478	47 946	40 921	186 377	136 312
Movement in production inventory and ore stockpiles	(5 096)	(4 015)	(4 427)	(21 865)	(11 534)
Transport and refinery costs	396	423	736	2 053	1 595
Royalties	4 626	4 601	5 554	19 730	18 307
Other mining and processing costs	3 847	3 338	4 309	13 675	13 638

Total cash costs	49 251	52 293	47 093	199 970	158 318

Profit from mining activity	28 806	25 990	42 762	138 602	131 523

FORWARD COMMODITY CONTRACTS
The group’s hedging position at 31 December 2008 is summarised below:

		Forward sales
	Forward sales	average
	ounces	US$/oz

Year ended 2009	84 996	435

Year ended 2010	41 748	500

Total	126 744	456

The forward contracts all relate to Loulo, with Morila’s production being completely exposed to the spot gold prices. The remaining portion of the hedge book represents approximately 15% of planned production at Loulo and 11% of the group’s production for the period.
PROSPECTS
The current mine plan at Morila anticipates production for 2009 to be approximately 330 000 ounces. In pit mining is expected to stop in the second quarter of 2009 after which the lower grade stockpiles will be processed until 2013. This will ensure the mine continues to be a significant cash generator for the group, despite the fact that the reported cash costs will be higher, owing to the accounting adjustment relating to the stockpiles.
Loulo’s 2009 production is expected to increase by 100 000 ounces to approximately 360 000 ounces. The underground mining at Yalea is making progress and is expected to reach 120 000 tonnes per month by the end of the year. Yalea is the first of the two Loulo underground mines and is currently a bigger orebody with higher grades than the Gara deposit, which is scheduled to be developed from Q1 2010 and to be in production by the end of 2010. The underground mines are expected to not only add life to Loulo but to increase levels of annual production to in excess of 400 000 ounces in 2010. At the same time we continue to explore in and around Loulo, and as noted earlier, have identified a number of promising exploration targets.
Notwithstanding the additional non cash adjustments relating to the Morila stockpiles, total cash costs per ounce for the group are forecast to be lower than the costs reported in 2008, depending on oil price and actual euro-dollar exchange rates, which have a material impact on operating costs.
As indicated earlier, construction at Tongon is now well underway, and the capital projects team remains on track to produce first gold in the fourth quarter of 2010.
In the coming year, exploration expenditure is expected to remain high, with significant drill programmes anticipated in Mali and Côte d’Ivoire, and especially in Senegal at the Massawa project, where a scoping study is underway, which if positive, will be progressed to a prefeasibility study by the end of 2009.
The group’s annual reserve statements will be published with the release of the annual report at the end of March 2009.
While the company continues to retain its focus on organic growth through discovery and development of world class orebodies, it also continues actively to engage in reviewing corporate and asset acquisition opportunities. The focus of these new business initiatives will be in West and East Africa. We will, however, also continue to evaluate opportunities in other countries where we can apply our management philosophy and skills, manage underlying risks and create value for shareholders.

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
FINAL DIVIDEND FOR 2008 — ELECTION FOR STERLING DIVIDEND
Randgold Resources has declared an annual dividend for the period ended 31 December 2008 of US$0.13 per share. The dividend payment will be made on 19 March 2009 to shareholders on the register on 27 February 2009.
The United States dollar is the company’s main economic and reporting currency. It is therefore the natural currency in which to determine dividends. Nevertheless, shareholders wishing for the conversion of dividend payments into sterling may do so by contacting Computershare Investor Services (Channel Islands) Limited (Tel: +44 1534 825265) or by completing a sterling election form which is available on the company’s website (www.randgoldresources.com) and posting it back to the transfer secretaries to be received by Monday 2 March 2009.

RANDGOLD RESOURCES NEWS UPDATES
BREAKING THE GROUND AT TONGON
Randgold Resources’ latest mine development, Tongon in Côte d’Ivoire, is moving off the drawing board and onto the ground as the infrastructure starts taking shape, contracts are awarded and long lead-time equipment is ordered. The project is due to be commissioned in the fourth quarter of 2010.
With the environmental impact and assessment study completed and the environmental permit granted, the mine site has been delineated to minimise its effect on the local community and environment. The current focus is on the construction of the main village, with almost 10 blocks of single-quarter accommodation already completed. The village, which will later house workers, will initially be used to accommodate the construction crews. The plant engineering workshop has also been completed and work is underway on a warehouse, cement store and mill offices.
The site’s airstrip is now serviceable and bush-clearing and site-terracing are preparing the ground for the construction of the main process plant.
Boreholes have been drilled for construction water and a potable water treatment facility is currently being installed. Fifteen wells have been installed or rehabilitated in the five local villages. A 265 kW generator has been commissioned to provide initial power for construction and the overhead power line to the mine village, crusher and batching plant has been completed with its associated infrastructure.
The design and operations strategy for the process plant, water storage dam and tailings storage facility has been finalised. The plant’s orientation to the two main pits, the water storage dam and the tailings facility has been optimised to minimise the haulage and pumping distances.
SENET have been appointed as lead EPCM contractor to focus on the engineering design and the management of the process plant’s construction. Civil works and procurement will be handled in-house by a Randgold Resources team. The civil earthworks contract has been awarded to G&S Contracting. Other contracts are still being negotiated.
Both ball mills and the mill motors, and such key items as the CIL tank steel, have been ordered and a 45-tonne rough terrain mobile crane has been commissioned on site.
In the current financial crisis, management are keenly alert to opportunities for saving costs on the project. All procurement is subject to scrutiny to see whether items can be delayed until expected price reductions materialise and we continue to assess the potential to pick up opportunities from cancelled orders on other projects.
John Steele, group general manager: capital projects, says that the Tongon project has been phased to allow full advantage to be taken from the early lower cost exploitation of the oxide and transition material as well as the later commissioning (deferred capital payment) of the hard rock crushing section for subsequent treatment of the sulphide ores. “This is one more way we maximise the project returns to ensure a faster payback on our investment,” he says.
MAJOR MASSAWA DISCOVERY LEADS LONG LINE OF EXCITING PROSPECTS
The Massawa target in Senegal continues to shape up as a significant new gold discovery as the geological team makes steady progress, completing 373 RAB holes for 13 449 metres and 65 diamond holes for 13 180 metres.
Group exploration manager Paul Harbidge says results to date have enabled the team to build a robust geological model and develop a good understanding of the orebody’s potential. Currently the Massawa system extends over a strike length of 7 kilometres with 4 kilometres being modelled. A further 1 kilometre of strike has been delineated for drill testing. The latest results have moved the centre of gravity to the north, with several boreholes returning double digit intersections.
“Even at this early stage of evaluation, the exploration team works closely with the resource department, capital projects and financial teams to refine the exploration strategy,” explains Harbidge. “Our resource estimation process relies heavily on the integrity of the geological model: the geology controls the mineralisation and thus forms the backbone of our estimates. By giving more weight to the controlling geological features than to complicated geostatical data manipulations, we ensure that the end result corresponds closely to the reality.”

Massawa will be receiving the lion’s share of Randgold Resources exploration drilling in 2009. The rest will be devoted to progressing other promising targets through the different evaluation stages and up the resource triangle.
Among these is the Loulo 3 discovery which, while small, is making a significant contribution to production at Loulo. In addition, Gounkoto in the south of the Loulo permit is showing early signs of promise, with two reconnaissance diamond drill holes having intersected a significant system, including strong brittle-ductile deformed rocks with intense alteration and sulphide mineralisation, confirmed by RAB drilling over a 1.3 kilometre strike.
In the highly prospective north of the Côte d’Ivoire, Randgold Resources has initiated a research study on the Tongon deposits in collaboration with Kingston University in the UK. Elsewhere in the country, field exploration has moved to the evaluation of satellite targets on the Nielle permit.
On the generative front, a team has been assigned to build a Central African geological and structural framework from Tanzania in the east to Cameroon in the west.
Harbidge says: “This is a great way to start the year and with a significant pipeline of projects advancing rapidly up the resource triangle, it certainly lifts the gloom of a world recession — especially as the results from Massawa make this one of our most impressive discoveries to date.”
TEAM EFFORT UNBLOCKS OBSTACLES ON ROUTE TO FULL PRODUCTION AT YALEA
A strong combined effort between Randgold Resources’ Yalea development team and their equipment suppliers and service providers has overcome a series of technical challenges to keep the build-up to full underground production on track for the first quarter of 2009.
The underground team led by Thinus Strydom reacted promptly to difficulties affecting the development and stoping sections by engaging equipment supplier Caterpillar, explosives supplier Maxam and service providers Shaft Sinkers, JA Delmas and Manutention Africa in a drive to identify and address the key issues.
Foremost among these was the unsuitability of the development loaders that had been supplied. Caterpillar agreed to modify the existing fleet and to supply an additional back-up loader to address this issue. In addition, Caterpillar is expediting the delivery of a fleet of new loaders which will be on site by April. Maxam have made extra resources available to facilitate the blasting of up holes and have airfreighted parts to the site to ensure that their explosives trucks stay serviceable.
The service providers have agreed to stock more spares on site — including complete engines and drive trains — and to increase the number of mechanics, thus ensuring equipment availability. Shaft Sinkers are also recruiting high-speed development crews to add their specialist skills to the team.
“By working together in a very positive spirit all the parties concerned have made a significant contribution to solving the development challenges at Yalea and the underground operation is now set to play its planned part in the ramp-up of Loulo’s production profile,” says Strydom.
PREPARING MORILA FOR NEXT VALUE-CREATION PHASE
The Morila mine in Mali is being prepared for conversion into a stockpile treatment operation when open pit mining ends next quarter. The mine, one of the gold industry’s greatest successes of the past decade, has produced more than 5 million ounces and generated substantial returns for all its stakeholders since it went into production in 2000.
“Essentially, the operation is being transformed from a mine into a factory,” explains Morila chief executive Samba Toure. “The key to the success of this process, and to Morila’s continued profitability, will be cost containment. Management has developed a range of cost-cutting measures, starting with the alignment of the workforce to the change in the nature of Morila’s activities. In addition, there is a strong focus on key production parameters such as increasing throughput and improving recoveries to reduce unit cost per tonne.”
The company has launched two initiatives to minimise the impact of the inevitable rightsizing. Firstly it is seeking opportunities to deploy skilled workers to other mining operations in West Africa. Secondly, in line with its commitment to sustainable development, it has started work on the creation of a commercial-scale agribusiness along the corridor bordering the water pipeline from the Bagoe river to Morila, utilising as much of the mine’s remaining infrastructure as possible.
“We are looking to farm a wide range of crops such as rice, maize, sunflowers and mangoes. Integrated with this crop production will be poultry and fish farming. The aim is to provide viable employment opportunities for those Morila workers who wish to remain in the area while at the same time improving food supply security here,” says Samba Toure.
COMMUNITY CONSULTATION AND COMMUNICATION PAVE WAY FOR NEW MINE
A successful mining company is one which is not only profitable but is also a friend of the countries and communities in which it operates. That, at least, is the belief of Randgold Resources, which is why it goes through a painstaking process of assessment and engagement when it sets out to develop a new mine such as Tongon in the Côte d’Ivoire.
Rod Quick, group general manager: project development and evaluation, points out that mining by its nature will always have an impact on the environment and the surrounding communities. The challenge, he says, is to ensure that the positive impacts are maximised and the negatives minimised.
“Our exploration teams are well aware that they are often our first interface with the community. First impressions are important and strong local relationships are one of the foundation stones on which this company has been built. We therefore take our social responsibilities seriously from the outset. We show respect for local customs and even at this early stage our aim is to make as small a social impact as possible,” he says.
If a target progresses to the pre-feasibility phase, the company initiates full social, medical and environmental baseline studies by specialist teams which include local representatives. These studies define the pre-mining conditions and are used as benchmarks as the project develops.
From these studies, full environmental and social impact assessments are generated. These include public participation programmes for the local communities where the results of the studies are explained and discussed. In addition, the company takes community representatives to its existing mines to see the local effects for themselves.
At this stage, a community liaison committee, consisting of a broad spectrum of community representatives, is created. The committee meets monthly from the pre-construction period through to full operation, providing a forum for regular, open dialogue where problems can be tabled and mutually acceptable solutions found.
“In this way, questions are honestly answered, suspicions allayed and conflicts averted, while a relationship based on trust is gradually built between the mine and the community,” Quick says.
Randgold Resources has now completed its third such process at Tongon, where the environmental permit has recently been signed off by the Minister for the Environment — the final requirement for the approval of the mining permit. It has also completed a farmland relocation proposal, which has already been endorsed by the local government and representatives of the affected communities.
BORING ROUTE TO SPARKLING YEAR
from the Financial Times, 24 December 2008
“While most mining executives will wince when they look back on 2008 — the year in which the commodities bubble burst — Mark Bristow will have reason to toast his good fortune.
“Chief executive of Jersey-based gold miner Randgold Resources, his group is one of the few mining companies whose shares have risen over the year, helped by the recent surge in the price of the precious commodity.
“...In the last reshuffle of the FTSE 100, Randgold was promoted into the blue chip index at the same time as other precious metal producers...were relegated.

“...Over the past 13 years, Randgold has eschewed deal-making, focusing instead on organic growth, discovering two gold deposits in West Africa and developing them into mines. As a result, the company is free of debt and has more than $250m of cash on its balance sheet.
“ ‘We are a product of our boring strategy,’ says Mr Bristow. ‘Our success is a product of the fact that we have not done deals and have stuck to what we are good at.’ ”
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The financial information set out in this announcement was approved by the Board of Directors on 2 February 2009. No significant events, other than those disclosed in this document, have occurred between 31 December 2008 and that date. The financial information set out in this announcement does not constitute the Group’s statutory financial statements for the years ended 31 December 2008 or 31 December 2007.
The Group’s statutory financial statements, which comprise the Randgold Resources Limited annual report and audited financial statements for 2008, will be delivered to the Jersey Registrar of Companies in due course. The statutory accounts for the year ended 31 December 2008 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement. The Group’s statutory financial statements for 2007 have been delivered to the Jersey Registrar of Companies. The auditors reported on those financial statements and gave an unqualified report which did not contain a statement under Article 111(2) or Article 111(5) of the Companies (Jersey) Law 1991.
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2007 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2008. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.